UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934
(Amendment No_______)*

Colorado Goldfields Inc.
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(Name of Issuer)
Common Stock
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(Title of Class of Securities)
19647Y 60 9
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(CUSIP Number)
Anthony D. Edwards, PO Box 229, Silverton, CO 81433, (970) 387-5210
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(Name, address and telephone number of Person
Authorized to Receive Notices and Communications)
November 1, 2012
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities
 Exchange Act of 1834 (Act) or otherwise subject to the liabilities of that section ofthe Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1. NAMES OF REPORTING PERSONS

   Jo Grant Mining Company, Inc
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]                (b) [ ]
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3. SEC USE ONLY
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4. SOURCE OF FUNDS (See Instructions)*
  OO
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
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6. CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado, United States
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                   7.  SOLE VOTING POWER
		   36,000,000 shares of Common Stock
   NUMBER OF       --------------------------------------------------------
   SHARES          8.  SHARED VOTING POWER
   BENEFICIALLY    0
   OWNED BY EACH   --------------------------------------------------------
   PERSON WITH:    9.  SOLE DISPOSITIVE POWER
		   36,000,000 shares of Common Stock
                   --------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                   0
                   ---------------------------------------------------------


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,000,000 shares of Common Stock
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                   [ ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    84%
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14. TYPE OF REPORTING PERSON

CO
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Item 1. Security and Issuer
This Statement relates to the common stock of Colorado Goldfields, Inc, a Nevada corporation (the Company). The principal executive offices of the Issuer are located at 10920 West Alameda Avenue, Suite 201,
Lakewood, CO 80226

Item 2.     Identity and Background
This Schedule 13D is being filed on behalf of Jo Grant Mining Company, Inc an S Corp organized under the laws of the State of Colorado referenced as Reporting Person or JGMC. JGMCs principal business is that of developing properties for milling and mining operations. The address of its principal office is 1303 Greene Street, Second Floor, Silverton, CO 81433.

Neither JGMC nor have any of the shareholders in JGMC (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration
The source of consideration provided was an option agreement to purchase claims associated with the Silver Wing Mining Complex currently owned by Jo Grant Mining Company. Additional consideration was provided by JGMC by extending a contract to purchase agreement for the Champion Mining Complex.



Item 4.     Purpose of Transaction
JGMC is an exploration stage mining company, and as such, is preparing properties to explore and develop in the San Juan Mining Region of Colorado. Milling operations in the vicinity are necessary to carry out JGMCs operations and plans, and therefore, obtaining interest in the milling operations while extending certain ownership rights and contractual agreements to Colorado Goldfields, Inc. is a result of JGMC recognizing doing so could be mutually beneficial to both companies.

Item 5.    Interest in Securities of the Issuer
The ownership percentages set forth herein are based on the outstanding shares of the Issuers Common Stock outstanding as of 11/10/2012.

	(a) As of 11/10/2012, the Reporting Person may be deemed to be the beneficial owner of an aggregate number of 36,000,000 shares (84%) of the Issuers Common Stock.

	(b)	The Reporting Person has and will have the sole power to
vote and dispose of the shares of the Common Stock that it beneficially owns.

	(c)	During the 60 days preceding the date of this report, the
Reporting Person has not purchased any of the Issuers Common Stock in the open market.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the IssuerJGMC has entered into two distinct agreements with Colorado Goldfields, Inc. The first is related to the Silver Wing Mine and the second relates to the purchase of the Champion Mine.
The contracts referenced are included as Exhibits to the Form 8-K filing filed by Colorado Goldfields, Inc. on November 6, 2012.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person or between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls,guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to Be Filed as Exhibits

	Not Applicable.



SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  November 11, 2012


				        Jo Grant Mining Company, Inc

					/s/ Anthony D. Edwards
					-------------------------------------
               				Name: Anthony D. Edwards
	       				Title: Corporate Secretary